August 20, 2025

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Armata Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-289585) (the “Registration Statement”)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Friday, August 22, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our outside counsel, Andrew C. Marmer of Willkie Farr & Gallagher LLP, at (212)-728-8847 or the undersigned at (310)-626-0538. Please also call Andrew C. Marmer as soon as the Company’s Registration Statement on Form S-3 has been declared effective. Thank you for your attention to this matter.

Sincerely,

ARMATA PHARMACEUTICALS, INC.

By:	/s/ David House
Name: David House
Title: Senior Vice President, Finance and Principal Financial Officer

cc: Andrew C. Marmer, Willkie Farr & Gallagher LLP